Exhibit 99.1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	September 30,	December 31,
($000s)	2014	2013

ASSETS
Current assets
Restricted cash	$32,411	$38,148
Accounts receivable (note 13)	132,847	80,306
Deposits and prepaid expenses	9,019	10,001
Current portion of commodity contract asset	-	345
	174,277	128,800
Exploration and evaluation assets (note 3)	122,656	132,971
Property, plant and equipment (note 4)	1,699,625	1,293,409
Total assets	$1,996,558	$1,555,180

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$154,658	$137,465
Advances from joint venture partners	87,081	99,380
Current portion of finance lease obligation	1,554	1,495
Current portion of deferred lease inducements	333	285
Current portion of commodity contract liability (note 13)	5,277	17,278
	248,903	255,903

Long-term debt (note 5)	402,655	287,092
Finance lease obligation	10,468	11,637
Deferred lease inducements	2,752	2,565
Decommissioning liabilities	78,978	67,075
Deferred taxes (note 9)	62,544	27,034
Total liabilities	806,300	651,306

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 6)	997,972	824,065
Contributed surplus	43,142	38,958
Retained earnings	149,144	40,851
Total shareholders’ equity	1,190,258	903,874
Total liabilities and shareholders’ equity	$1,996,558	$1,555,180

COMMITMENTS (note 12)

SUBSEQUENT EVENT (note 15)

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2014	2013	2014	2013

REVENUES
Petroleum and natural gas sales	$134,628	$67,717	$447,557	$206,602
Other income	2,783	612	5,750	1,834
Royalties	(24,372)	(8,116)	(78,774)	(32,462)
Total revenues	113,039	60,213	374,533	175,974

Realized gain (loss) on commodity contracts	(6,631)	(2,844)	(41,630)	2,873
Unrealized gain (loss) on commodity contracts	20,336	(4,344)	11,656	(10,651)
	126,744	53,025	344,559	168,196

EXPENSES
Production	30,820	18,054	82,248	50,495
Transportation	4,360	1,651	12,118	4,758
General and administrative	6,103	4,548	16,164	10,633
Share-based compensation (note 7)	340	2,314	5,177	4,005
Depletion and depreciation (note 4)	43,144	20,564	120,533	58,531
Gain on property acquisition (note 4)	(11,770)	-	(11,770)	-
Gain on property dispositions and swaps (note 4)	(11,853)	(37,135)	(40,366)	(37,385)
	61,144	9,996	184,104	91,037

NET PROFIT BEFORE FINANCE AND TAXES	65,600	43,029	160,455	77,159

Finance expenses (note 10)	5,227	3,783	14,684	10,758

NET PROFIT BEFORE TAXES	60,373	39,246	145,771	66,401

TAXES
Deferred tax expense (note 9)	15,499	9,793	37,478	16,921

NET PROFIT AND COMPREHENSIVE INCOME	$44,874	$29,453	$108,293	$49,480

Net profit per share (note 11)
Basic	$0.23	$0.27	$0.60	$0.46
Diluted	$0.23	$0.25	$0.59	$0.43

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the nine months ended September 30,

($000s)	2014	2013

SHAREHOLDERS’ CAPITAL
Common shares (note 6)
Balance, beginning of year	$824,065	$371,576
Issued for cash on exercise of share options	5,531	2,254
Issued on settlement of convertible debentures	-	5,021
Issued for cash on equity issue, net of tax	172,615	-
Share issue costs on equity issue and shelf prospectus, net of tax	(5,903)	-
Contributed surplus transferred on exercised options	1,664	843
Balance, end of period	997,972	379,694

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of year	-	4,378
Adjustment for settlement of convertible debentures	-	(563)
Balance, end of period	-	3,815

CONTRIBUTED SURPLUS (note 7)
Balance, beginning of year	38,958	37,284
Share-based compensation expense	5,425	2,296
Adjustment of share-based compensation expense for forfeitures of unvested share options	(351)	(161)
Transfer to share capital for exercised options	(1,664)	(843)
Other	774	-
Balance, end of period	43,142	38,576

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	40,851	(32,132)
Adjustment for settlement of convertible debentures	-	137
Net profit	108,293	49,480
Balance, end of period	149,144	17,485

TOTAL SHAREHOLDERS’ EQUITY	$1,190,258	$439,570

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2014	2013	2014	2013

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net profit	$44,874	$29,453	$108,293	$49,480
Adjustments for:
Depletion and depreciation	43,144	20,564	120,533	58,531
Finance expenses (note 10)	443	669	1,307	1,907
Share-based compensation (note 7)	340	2,314	5,177	4,005
Unrealized (gain) loss on commodity contracts	(20,336)	4,344	(11,656)	10,651
Gain on property acquisition (note 4)	(11,770)	-	(11,770)	-
Gain on property dispositions and swaps (note 4)	(11,853)	(37,135)	(40,366)	(37,385)
Deferred tax expense (note 9)	15,499	9,793	37,478	16,921
Decommissioning costs incurred	(880)	(287)	(1,016)	(834)
Change in non-cash working capital (note 8)	545	(4,420)	(3,611)	(12,843)
	60,006	25,295	204,369	90,433

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 6)	1,469	2,063	178,920	2,254
Issue costs on share capital (note 6)	(307)	-	(7,870)	-
Settlement of restricted awards	-	-	(1,256)	-
Advances from loans and borrowings	553,794	192,810	1,763,956	664,840
Repayment of loans and borrowings	(474,146)	(247,517)	(1,648,393)	(658,592)
Obligations under finance lease	(384)	(366)	(1,109)	(1,058)
Deferred lease inducements	(83)	-	236	-
Change in non-cash working capital (note 8)	(70)	2,674	43	2,911
	80,273	(50,336)	284,527	10,355

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets	(4,693)	(912)	(6,835)	(7,873)
Additions to property, plant and equipment	(163,097)	(48,540)	(451,147)	(179,887)
Proceeds on sale of property, plant and equipment	-	54,242	8,374	54,236
Change in non-cash working capital (note 8)	27,511	20,251	(39,288)	32,736
	(140,279)	25,041	(488,896)	(100,788)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest	$3,690	$2,042	$10,581	$6,254
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production oil and gas company.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on November 3, 2014. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s 2013 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2013 audited annual financial statements, except as noted below.

b.	Change in accounting policies

IFRIC 21 - “Levies”, which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government. This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014. The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to “Offsetting Financial Assets and Financial Liabilities” addressed within IAS 32 - “Financial Instruments: Presentation”, which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis. The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

c.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2013. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2013.

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3.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2012	$38,177
Acquisitions through business combinations	97,520
Additions	10,391
Transfer to oil and natural gas properties	(7,424)
Disposals (1)	(5,693)
Balance, December 31, 2013	132,971
Acquisitions through business combinations	126
Additions	6,709
Transfer to oil and natural gas properties	(17,119)
Disposals (1)	(31)
Balance, September 30, 2014	$122,656

(1) Disposals include swaps.

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2012	$851,108	$2,802	$853,910
Acquisitions through business combinations	498,371	-	498,371
Additions	298,288	9,270	307,558
Transfer from exploration and evaluation assets	7,424	-	7,424
Joint venture wells	11,244	-	11,244
Disposals (1)	(37,408)	(487)	(37,895)
Balance, December 31, 2013	1,629,027	11,585	1,640,612
Acquisitions	26,997	-	26,997
Additions	442,784	7,818	450,602
Transfer from exploration and evaluation assets	17,119	-	17,119
Joint venture wells	41,159	-	41,159
Disposals (1)	(9,128)	-	(9,128)
Balance, September 30, 2014	$2,147,958	$19,403	$2,167,361

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	84,902	927	85,829
Disposals (1)	(2,510)	(267)	(2,777)
Balance, December 31, 2013	344,962	2,241	347,203
Charge for time period	118,402	2,131	120,533
Balance, September 30, 2014	$463,364	$4,372	$467,736
(1) Disposals include swaps.

Carrying amounts
At December 31, 2013	$1,284,065	$9,344	$1,293,409
At September 30, 2014	$1,684,594	$15,031	$1,699,625

Bellatrix has included $1.1 billion (2013: $462.6 million) for future development costs and excluded $77.5 million (2013: $41.8 million) for estimated salvage from the depletion calculation for the three months ended September 30, 2014. Facilities under construction associated capital of $45.1 million was excluded from the depletable base for the depletion calculation for the three months ended September 30, 2014.

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In the three and nine months ended September 30, 2014, a total net gain on dispositions of $11.9 million and $40.4 million, respectively, were recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during the three and nine month periods ended September 30, 2014. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of capital costs contributed for the development of the well by joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company.

For the nine months ended September 30, 2014, the Company capitalized $6.9 million (2013: $3.9 million) of general and administrative expenses and $3.1 million (2013: $1.1 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

Business Combination

On September 30, 2014, Bellatrix closed an acquisition of production and working interest in certain facilities, as well as undeveloped land in the Ferrier area of Alberta for a cash purchase price of $13.9 million after adjustments. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined that it constitutes a business combination under IFRS. In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either a gain or loss in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired was determined using internal estimates. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The fair value of identifiable assets acquired and liabilities assumed is final. A summary of the acquired property is provided below:

($000s)
Estimated fair value of acquisition:
Oil and natural gas properties	$26,997
Exploration and evaluation assets	126
Decommissioning liabilities	(1,444)
25,679
Cash consideration	13,909
Gain on property acquisition	$11,770

Included in the Company’s deferred tax expense for the year was a $2.9 million expense relating to the gain recognized on the property acquisition.

In addition to the $13.9 million property acquisition, Bellatrix acquired additional working interests in multiple existing properties for a total cost of $13.7 million after adjustments. These acquisitions did not constitute business combinations under IFRS, and as a result no gain or loss was recognized in relation to them.

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5.	LONG-TERM DEBT

Based upon the Company’s semi-annual borrowing base review for May 31, 2014, Bellatrix increased its borrowing base and credit facilities to $625 million. The bank syndicate lenders approved the Company’s request to change the term of the credit facilities to a 3 year facility, fully revolving until maturity, and extendible annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than 3 years. Concurrently with such changes, the credit facilities were also amended to include certain ongoing financial covenants that will require quarterly compliance.

As of September 30, 2014, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $550 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75%, depending on the type of borrowing and the Company’s senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 0.84375% on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to three years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before November 30, 2014.

As at September 30, 2014, the Company had outstanding letters of credit totaling $0.6 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at September 30, 2014, the Company had approximately $221.8 million or 35% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its debt covenants.

6.	SHAREHOLDER’S CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors during the nine months ended September 30, 2014 or 2013.

	2014		2013
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	170,990,605	$824,065	107,868,774	$371,576
Issued for cash on equity issue	18,170,000	172,615	-	-
Share issue costs on equity issue and shelf prospectus, net of tax effect of $2.0 million	-	(5,903)	-	-
Cancellation of shares	(137,486)	-	-	-
Issued on settlement of convertible debentures	-	-	896,605	5,021
Shares issued for cash on exercise of options	2,465,124	5,531	759,219	2,254
Contributed surplus transferred on exercised options	-	1,664	-	843
Balance, end of period	191,488,243	$997,972	109,524,598	$379,694

On June 5, 2014, Bellatrix closed a bought deal financing of 18,170,000 common shares at a price of $9.50 per common share for aggregate gross proceeds of $172.6 million (net proceeds of $165.5 million after transaction costs).

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7.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2014:

($000s)
	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended September 30, 2014 (1)	$1,431	$(1,340)	$128	$121	$340
Expense for the nine months ended September 30, 2014 (2)	$3,072	$498	$983	$624	$5,177
Liability balance, September 30, 2014	$-	$4,543	$1,391	$1,467	$7,401

(1) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.9 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.1 million. The expense for performance awards is net of capitalization of $0.1 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.4 million, and capitalization of $2.0 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.7 million. The expense for performance awards is net of capitalization of $0.4 million.

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2013:

($000s)
	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the three months ended September 30, 2013 (1)	$330	$1,668	$220	$96	$2,314
Expense for the nine months ended September 30, 2013 (2)	$1,236	$2,453	$220	$96	$4,005
Liability balance, September 30, 2013	$-	$4,181	$328	$149	$4,658

(1) The expense for share options is net of adjustments for forfeitures of $16 thousand, and capitalization of $0.2 million. The expense for restricted awards is net of capitalization of $0.1 million. The expense for performance awards is net of capitalization of $53 thousand.

(2) The expense for share options is net of forfeitures of $0.2 million, and capitalization of $0.9 million. The expense for restricted awards is net of capitalization of $0.1 million. The expense for performance awards is net of capitalization of $0.1 million.

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a.	Share Option Plan

During the three and nine months ended September 30, 2014, Bellatrix granted 259,500 (2013: 778,000) and 3,205,500 (2013: 778,000) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended September 30, 2014 and 2013, and the weighted average assumptions used in their determination are as noted below:

	2014	2013
Inputs:
Share price	$8.50	$7.16
Exercise price	$8.50	$7.16
Risk free interest rate (%)	1.1	1.4
Option life (years)	2.8	2.8
Option volatility (%)	43	47
Results:
Weighted average fair value of each share option granted	$2.49	$2.28

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2013: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for the three and nine months ended September 30, 2014 was $8.15 (2013: $7.19), and $9.02 (2013: $6.25), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity
	Weighted Average Exercise Price	Number
Balance, December 31, 2013	$4.75	11,182,963
Granted	$9.15	3,205,500
Exercised	$2.24	(2,465,124)
Forfeited	$7.22	(705,502)
Balance, September 30, 2014	$6.40	11,217,837

As of September 30, 2014, a total of 19,148,824 common shares were reserved for issuance on exercise of share options, leaving an additional 7,930,987 available for future share option grants.

Share Options Outstanding, September 30, 2014
	Outstanding			Exercisable
		Weighted	Weighted Average Remaining
Exercise Price	At September 30, 2014	Average Exercise Price	Contractual Life (years)	At September 30, 2014	Exercise Price
$ 1.07 - $ 3.43	1,689,002	$3.17	2.4	1,140,006	$3.09
$ 3.44 - $ 4.03	1,585,668	$3.87	0.9	1,493,998	$3.87
$ 4.04 - $ 5.39	2,058,667	$5.18	1.8	1,936,998	$5.24
$ 5.40 - $ 7.68	1,493,000	$7.36	4.1	230,652	$7.08
$ 7.69 - $ 8.42	1,530,000	$7.99	4.2	-	-
$ 8.43 - $ 9.24	2,623,500	$9.22	4.7	-	-
$ 9.25 - $10.04	238,000	$9.50	4.7	-	-
$ 1.07 - $10.04	11,217,837	$6.40	3.1	4,801,654	$4.39

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b.	Deferred Share Unit Plan

During the nine months ended September 30, 2014, the Company granted 116,110 (2013: 122,076) DSUs, and had 649,016 DSUs outstanding as at September 30, 2014 (2013: 530,600). $4.5 million (December 31, 2013: $4.0 million) was included in accounts payable and accrued liabilities as at September 30, 2014 in relation to the DSUs.

c.	Incentive Plan

On August 7, 2013, the Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

During the nine months ended September 30, 2014, the Company granted 572,850 (2013: 508,300) RAs, settled 169,932 (2013: nil) RAs, and had 842,351 RAs outstanding as at September 30, 2014 (2013: 508,300). $1.4 million (December 31, 2013: $1.0 million) was included in accounts payable and accrued liabilities as at September 30, 2014 in relation to the RAs.

During the nine months ended September 30, 2014, the Company granted 411,150 (2013: 470,700) PAs, and had 850,950 PAs outstanding as at September 30, 2014 (2013: 470,700). $1.5 million (December 31, 2013: $0.4 million) was included in accounts payable and accrued liabilities as at September 30, 2014 in relation to the PAs.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital
	Three months ended September 30,		Nine months ended September 30,
($000s)	2014	2013	2014	2013
Changes in non-cash working capital items:
Restricted cash	$(7,983)	$(2,945)	$5,737	$(2,945)
Accounts receivable	2,108	3,983	(52,541)	756
Deposits and prepaid expenses	792	1,643	982	(1,291)
Accounts payable and accrued liabilities	12,930	(4,966)	15,265	10,449
Advances from joint venture partners	20,139	20,790	(12,299)	15,835
	$27,986	$18,505	$(42,856)	$22,804
Changes related to:
Operating activities	$545	$(4,420)	$(3,611)	$(12,843)
Financing activities	(70)	2,674	43	2,911
Investing activities	27,511	20,251	(39,288)	32,736
	$27,986	$18,505	$(42,856)	$22,804

9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at September 30, 2014, Bellatrix had approximately $1.5 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $157.1 million that expire in years through 2030.

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10.	FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2014	2013	2014	2013
Finance expense
Interest on long-term debt	$4,784	$2,455	$13,377	$6,897
Interest on convertible debentures	-	659	-	1,954

Accretion on convertible debentures	-	446	-	1,295
Accretion on decommissioning liabilities	443	223	1,307	612
Non-cash finance expense	443	669	1,307	1,907
Finance expense	$5,227	$3,783	$14,684	$10,758

11.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine months ended September 30, 2014 was based on a net profit of $44.9 million (2013: $29.5 million) and a net profit of $108.3 million (2013: $49.5 million), respectively.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Basic common shares outstanding	191,488,243	109,524,598	191,488,243	109,524,598
Fully dilutive effect of:
Share options outstanding	11,217,837	9,211,229	11,217,837	9,211,229
Shares issuable for convertible debentures	-	8,924,824	-	8,924,824
Fully diluted common shares outstanding	202,706,080	127,660,651	202,706,080	127,660,651
Weighted average shares outstanding	191,351,567	108,252,748	180,347,407	108,019,795
Dilutive effect of share options and convertible debentures (1)	1,685,048	12,903,639	2,331,052	12,210,555
Diluted weighted average shares outstanding	193,036,615	121,156,387	182,678,459	120,230,350

(1)	For the three and nine months ended September 30, 2014, a total of 1,685,048 and 2,331,052 share options were included in the calculation as they were dilutive.

For the three and nine months ending September 30, 2013, a total of 3,978,815 and 3,285,731 share options, respectively, were included in the calculation as they were dilutive. Additionally, 8,924,824 common shares issuable pursuant to the conversion of the convertible debentures were included in the calculation for both the three and nine month periods ending September 30, 2013 as they were also dilutive.

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12.	COMMITMENTS

As at September 30, 2014, Bellatrix committed to drill 3 gross (2.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $8.0 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$56.3	$150.0	$37.5
Remaining wells to drill at September 30, 2014	3	2	4
Remaining estimated total cost ($000s)	$11.3	$7.5	$15.0

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton (2) (3)	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells (gross) (1)	58	70	63
Minimum total wells (net) (1)	10.5	30.4	31.5
Estimated total cost ($000s) (gross) (1)	$244.0	$200.0	$240.0
Estimated total cost ($000s) (net) (1)	$44.0	$100.0	$120.0
Remaining wells to drill at September 30, 2014 (gross)	29	23	19
Remaining wells to drill at September 30, 2014 (net)	5.7	11.3	9.5
Remaining estimated total cost ($000s) (gross) (1)	$120.3	$91.7	$72.4
Remaining estimated total cost ($000s) (net) (1)	$24.0	$45.9	$36.2

(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2)	During April 2014, Grafton Energy Co I Ltd. (“Grafton”) elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Specific well commitments associated with the increase are under determination and have not been formally approved. As a result, the commitments have not been incorporated into the commitments table.

(3)	During September 2014, a new multi-year joint venture agreement was formed with Canadian Non-Operated Resource Corp (“CNOR”) a non-operated oil and gas company managed by Grafton. Through the agreement, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to this agreement.

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13.	FINANCIAL RISK MANAGEMENT

a.	Credit Risk

As at September 30, 2014, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$61,674	$22,640	$84,314
Amounts due from government agencies	40	775	815
Revenue and other accruals	38,748	9,565	48,313
Cash call receivables	-	21	21
Less: Allowance for doubtful accounts	-	(616)	(616)
Total accounts receivable	$100,462	$32,385	$132,847

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.	Liquidity Risk

The following are the contractual maturities of Bellatrix’s liabilities as at September 30, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$154,658	$154,658	$-	$-	$-
Advances from joint venture partners	87,081	87,081	-	-	-
Long-term debt – principal (2)	402,655	-	402,655	-	-
Commodity contract liability	5,277	5,277	-	-	-
Decommissioning liabilities (3)	78,978	-	2,209	3,387	73,382
Finance lease obligation	12,022	1,554	3,205	1,897	5,366
Deferred lease inducements	3,085	333	666	666	1,420
Total	$743,756	$248,903	$408,735	$5,950	$80,168

(1) Includes $0.7 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2068).

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c.	Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at September 30, 2014, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$93.30 US	$93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$94.00 CDN	$94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$95.00 US	$95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$95.22 CDN	$95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$98.30 CDN	$98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$99.50 CDN	$99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$99.60 CDN	$99.60 CDN	WTI
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$3.30 CDN	$3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$3.60 CDN	$3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$3.71 CDN	$3.71 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$3.79 CDN	$3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$3.80 CDN	$3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$3.85 CDN	$3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$3.84 CDN	$3.84 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$4.14 CDN	$4.14 CDN	AECO

14.	FAIR VALUE

The Company’s financial instruments as at September 30, 2014 include restricted cash, accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at September 30, 2014 was a net liability of $5.3 million (December 31, 2013: $16.9 million net liability). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

15.	SUBSEQUENT EVENT

Subsequent to September 30, 2014, the Company acquired tuck-in working interests in one of its key operational areas for consideration of $32.9 million.

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Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve G. Toth, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

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